ENDORSEMENT
                      (Only we can endorse this contract.)



This endorsement is attached to and made a part of this contract on the contract date:

Any reference, in any provision of this contract, to the sex of any person will be ignored except for the purpose of identification. For any participating settlement payable for the lifetime of one or more payees, the female rates we show in the contract will apply to both male and female payee.

This form was approved by the New York State Insurance Department under an accelerated procedure to help employers in complying with the United States Supreme Court decision in Arizona vs. Norris. The Department has reserved the right to require changes in this form to comply with the New York law and regulations that apply.

                                     The Prudential Insurance Company of America

                                     By /s/ Isabelle Kirchner

                                                          Secretary